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                                       Filed by The TriZetto Group, Inc.
                                       pursuant to Rule 425 under the
                                       Securities Act of 1933 and deemed
                                       filed pursuant to Rule 14a-12 of the
                                       Securities Exchange Act of 1934

                                       Subject Company: The TriZetto Group, Inc.

                                       Commission File No.: 0-27501

         The TriZetto Group, Inc. distributed this questions and answers memorandum to its employees on or about March 29, 2000.

                                      Q&AS

GENERAL

WHY ARE TRIZETTO AND IMS HEALTH MERGING?

The combination of TriZetto, a leader in providing Internet-enabled application services and healthcare business portals, and IMS HEALTH, the leading provider of information solutions to the pharmaceutical and healthcare industries, creates the global leader in e-healthcare. We become the first company to address the broadest possible market opportunities across the universe of healthcare administrative pharmaceutical and medical information.

WHAT ARE THE ADVANTAGES OF THIS COMBINATION?

         The merger recognizes the transforming nature of the Internet on the healthcare industry. It unites the expertise of TriZetto in Internet-based healthcare information technology and IMS HEALTH in global pharmaceutical information. The merger accelerates both organizations' strategies to use technology to link healthcare stakeholders in a virtual community -- providers, payors, pharmaceutical companies and others. HealthWebSM, our business-to-business healthcare Internet portal, will offer secure information exchange and worldwide e-commerce transactions. The result: an instant Internet infrastructure for a global company whose mission is to advance world health.

WHAT DIFFERENCES CAN TRIZETTO EXPECT?

         This merger transforms TriZetto - overnight - into a global corporation. It also broadens our customer focus from providers, payors and benefits administrators to include the pharmaceutical industry. The merger provides immediate opportunities to Web-enable and begin hosting virtually all of IMS HEALTH's products, resulting in an expanded portfolio of ASP applications. Through its market research and sales management divisions, IMS HEALTH owns the vast majority of the world's global pharmaceutical data. This, in
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combination with TriZetto's well-established business-to-business (B2B)
offerings, creates the first worldwide B2B e-healthcare information company.

WHAT ARE THE DETAILS OF THE TRANSACTION?

         The merged company will be listed as The TriZetto Group, Inc. Each company name will continue to be reflected in two publicly traded stocks. Selected assets from IMS HEALTH - including Erisco, IMS HEALTH's provider of technology solutions supporting managed care organizations, plus certain IMS HEALTH technology assets -- will become part of TriZetto and traded on NASDAQ under the TZIX symbol. The core IMS HEALTH business will continue to be traded as a tracking stock (see definition of "tracking stock" on page 3) on the New York Stock Exchange under the symbol RX. The goal is to unlock for investors the high-growth Internet portal and applications services business from the more stable, predictable pharmaceutical market research and sales management business.

WHAT HAPPENS NOW?

         We expect the merger to close in the third quarter. In the meantime, integration teams made up of employees and headed by department heads from both companies will begin work immediately to determine the structure of the new organization and to develop new Web-enabled products and services later this year. The teams will be formed quickly to begin work on specific integration tasks, and regular updates will be provided via e-mail and employee publications.

CAN WE EXPECT ADDITIONAL ALLIANCES ONCE THE MERGER IS COMPLETED?

         We will actively investigate and pursue relationships - be they acquisitions, alliances or partnerships that will advance our vision of delivering unmatched healthcare content and connectivity worldwide.

WHO WILL LEAD THE NEW COMPANY?

         Executive management will include Bob Weissman as chairman; Jeff Margolis as vice chairman and president; and Vickie Fash as CEO. The board of the new company will be composed of nine directors: Weissman, Margolis, Fash plus 6 independent directors. As additional senior team appointments are made, they will be communicated.

EMPLOYEES

WILL THERE BE LAYOFFS AS A RESULT OF THIS ANNOUNCEMENT?

         The new company has exciting plans for growth in the global marketplace, which translates into new and interesting career opportunities. As with all mergers, however, management will need to take an objective look at the new organization's structure and determine whether there are duplicitous positions, where synergies exist and where reorganization is required. It will probably require about six months to work through the process completely.


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WILL THERE BE A REORGANIZATION WITHIN THE NEW COMPANY?

         The merger will result in a combined organization, management and reporting structure. Naturally, this will mean some changes from current structures, which the integration teams will address. Employees will be kept informed of the new organization structure as it is developed.

WILL THERE BE ANY CHANGES IN BENEFITS OR COMPENSATION FOR EMPLOYEES?

         Until the merger transaction is completed in the third quarter of 2000, benefits and compensation plans will remain the same. While both companies' current total compensation packages are comprehensive, we will design new, integrated compensation and benefits plans for the new company. We will continue to reward for performance.
Details will be communicated as these plans are completed.

WHERE WILL THE HEADQUARTERS BE LOCATED? WILL OUR LOCAL ORGANIZATIONS REMAIN AT THEIR CURRENT LOCATIONS?

         The headquarters will be located in the Newport Beach area of Southern California. However, the vast majority of employees will continue to work at their existing office locations.

WHAT OPPORTUNITIES WILL BE AVAILABLE IN THE NEW ORGANIZATION?

         Dramatic growth is planned through product development and acquisitions, creating new and interesting job opportunities. Any open positions available in the new company will be posted and employees from all units will have the opportunity to apply.

I HOLD TRIZETTO STOCK OPTIONS. WHAT HAPPENS TO THESE OPTIONS ONCE THE MERGER IS COMPLETED?

         As a TriZetto employee, your TriZetto options will not be impacted by the merger. The number of options granted, the exercise price and vesting schedule all will remain the same as originally detailed in your stock option agreement. Additionally, all current stock option holders will receive options to purchase "tracker stock" which you can read about later in this memo.

WHAT HAPPENS TO MY TRIZETTO STOCK WHEN THE MERGER IS COMPLETED?

         Your TriZetto stock will not be impacted by the merger since we are the acquirer in this situation. The number of TriZetto shares you own will not change. IMS HEALTH employees, on the other hand, will have their IMS shares converted to TriZetto shares. The ratio by which IMS shares convert to TriZetto shares will be determined at the completion of the merger, currently scheduled for June 30, 2000.


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I UNDERSTAND THAT A "TRACKING STOCK" WILL BE ISSUED AS PART OF THE TRANSACTION.
WHAT IS A TRACKING STOCK?

         A tracking stock is a class of stock of the parent company that is linked to the performance of a particular business. Tracking stocks unlock the market value of a new business, much as a spin-off would, while letting the parent company retain control of the business. In our particular situation, the parent company (TriZetto) will issue stock for the core IMS HEALTH business to be traded as a tracking stock under the symbol RX on the New York Stock Exchange.

HOW MANY SHARES OF TRACKING STOCK WILL I RECEIVE, AND WHEN?

         The number of tracking stock shares you receive will be determined at the time the stock is issued, soon after the merger is completed. The number of shares will be based on the number of shares you hold in TriZetto as of the "record date" of the transaction.

I WOULD IMAGINE THAT THE CULTURES OF THE TWO COMPANIES ARE QUITE DIFFERENT. HOW WILL THIS AFFECT THE WORKING RELATIONSHIPS?

         Both TriZetto and IMS HEALTH have achieved success because of their most important assets - their people. Both companies' employees are healthcare-industry knowledgeable and keenly focused on customer service. While each company does have some unique cultural characteristics, our intent is to build on the strengths of both organizations' cultures - creating a responsive, forward-looking, dynamic and innovative environment for all of our employees.

NEW ASP PRODUCTS

         What IMS HEALTH products will be incorporated into our current ASP offerings? Initially, the IMS products that will be Web-enabled and offered on a hosted basis include:

         o        ERISCO: A comprehensive managed-care-operations system.
                  Currently, more than 125 payor organizations, serving 70 million people, use Erisco solutions.

         o PROSPECTOR: Improves pharmaceutical sales and marketing efficiency and effectiveness through better doctor targeting.

         o MEDINET: A comprehensive source of disease and treatment information at a national and regional level providing details about the patient-physician encounter, such as condition, diagnosis, treatment prescribed, patient demographics, etc.

         o PROMONET: Comprehensive sales promotional data at the national and regional levels, enabling strategic data modeling for the pharmaceutical industry.

         o FASTVIEW: Delivers rapid response from doctors for key pharmaceutical market-research questions.


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         o        LAUNCHNET: Provides rapid feedback to enable adjustment of promotional campaign activities during drug launches.

HOW WILL THE MERGER IMPACT THE HEALTHWEB PORTAL?

         The combined entity is all about improving the connectivity of healthcare information and transactions to advance world health. As HealthWeb is introduced worldwide, it will be localized and country-specific, with appropriate language, content, alliances and connectivity. For pharmaceutical companies, it will facilitate direct-to-consumer marketing programs, and offer access to a host of information products and health management services. These include market research, sales management, promotional effectiveness, drug compliance, disease management and outcomes measurement. Driving inefficiencies out of the healthcare system, our portal will help make healthcare more efficient, accessible and affordable. I-squared is IMS HEALTH's Internet portal for the pharmaceutical industry. It will be integrated within the HealthWeb portal, where it will be expanded and enhanced. The integration team will address how this will be achieved in the coming months.

CUSTOMERS

HOW WILL CUSTOMER COMMUNICATIONS BE HANDLED?

         Immediately, a mailing will be distributed to all customers announcing this exciting news. Releases will be posted on the Web sites of both companies as well as on a new site: www.imstri.com. In addition, we will be asking each account team to contact its customers to inform them of the announcement. More detailed information on the communications messages and how they should be relayed will be provided to the appropriate teams in a separate package.

HOW DO WE ADDRESS QUESTIONS WE RECEIVE FROM THE PRESS OR OTHER OUTSIDE PARTIES?

         Any questions you receive from the media or outside sources other than customers should be directed immediately to Jodi Amendola with CPR Communications, TriZetto's public relations firm. Jodi can be reached at (480) 657-9966.

Customer calls should directed to Paul Hoffman, director of client services, at
(303) 495-7020.

TriZetto: Harvey Garte

IMS HEALTH: Jack Walsh

         This memorandum may contain forward-looking information (statements that are not historical facts and relate to future performance) that involves risks and uncertainties. The forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future net revenues, profits, and financial results, the market for TriZetto's services, future service offerings, client and partner relationships, and TriZetto's operational capabilities. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the effectiveness of TriZetto's implementation of its business plan, the market's acceptance of TriZetto's services, risks associated with management of growth, reliance on third parties to supply key components of TriZetto's services, attraction and retention of employees, variability of quarterly operating


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results, including the effects of the client purchasing patterns due to Year
2000 issues, competitive factors, risks associated with acquisitions, changes in demand for third party products or solutions, which form the basis of TriZetto's service offerings, and risks associated with rapidly changing technology, as well as the risks identified in TriZetto's SEC filings, including information under the heading of risk factors in its Form S-1 filed in October 1999.



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                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC")in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention: Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention:
Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

         TriZetto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from TriZetto stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.


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